UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No 1)*

ChinaGrowth North Acquisition Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

B1TQBJ1
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	B1TQBJ1

1. Name of Reporting Person	Loeb Arbitrage Management, LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	IA

CUSIP No.	B1TQBJ1

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	PN

CUSIP No.	B1TQBJ1

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	CO

CUSIP No.	B1TQBJ1

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	PN

CUSIP No.	B1TQBJ1

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	-0-

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	-0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Ordinary Shares (the “Ordinary Shares”), of ChinaGrowth North Acquisition Corporation. The address of the Issuer’s principal executive offices is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Loeb Marathon Fund LP (“LMF”) is a Delaware limited partnership. Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company and registered investment adviser, is the investment manager of LAF and LMF. LAM’s President and Chief Operating Officer is Robert E. Enslein, Jr. The other officers include Thomas L. Kempner, Chairman of the Board; Gideon J. King, Chief Executive Officer; Alexander H. McMillan, Vice President and Secretary; and David S. Hampson, Chief Financial Officer. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Marathon Offshore Fund, Ltd. (“LMOF”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LMOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and LMOF and Managers of LOM. LAM and LOM jointly do business as Loeb Capital Management. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LOM. Thomas L. Kempner is the President, Chief Executive Officer, director and majority stockholder of LHC. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Ordinary Shares were acquired by LAF, LAM**, LOF, LMF and LMOF in margin accounts maintained with J.P. Morgan Securities Corp.

Item 4.	Purpose of Transaction

LAF, LAM**, LOF, LMF and LMOF (“Loeb”) have acquired Ordinary Shares for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Ordinary Shares and other securities of the Issuer, selling some or all of its Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby own the following shares of Ordinary Shares as of January 28, 2009

	Ordinary Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Loeb Arbitrage Fund	-0-	-0-	-0-	-0-	-0-
Loeb Arbitrage Management, LLC**	-0-	-0-	-0-	-0-	-0-
Loeb Offshore Fund Ltd.	-0-	-0-	-0-	-0-	-0-
Loeb Marathon Fund, LP	-0-	-0-	-0-	-0-	-0-
Loeb Marathon Offshore Fund, Ltd.	-0-	-0-	-0-	-0-	-0-

Total	-0-

The total Ordinary Shares constitute 0% of the 6,115,000 outstanding Ordinary Shares as reported by the Issuer.

**Including Ordinary Shares purchased for the accounts of customers of Loeb Arbitrage Management, LLC as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Ordinary Shares have been made since our last filing:
	Purchases and Sales of Ordinary Shares
	Date	Shares	Average Price
Loeb Arbitrage Management, LLC	1/28/2009	-37988	8.15

	Date	Shares	Average Price
Loeb Arbitrage Fund	1/28/2009	-278673	8.15

	Date	Shares	Average Price
Loeb Offshore Fund, Ltd.	1/28/2009	-26299	8.15

	Date	Shares	Average Price
Loeb Marathon Fund LP	1/28/2009	-47015	8.15

	Date	Shares	Average Price
Loeb Marathon Offshore Fund, Ltd.	1/28/2009	-19440	8.15

(d)	Not Applicable.

(e)	Not Applicable.

All reported transactions were effected pursuant to the Stock Purchase Agreement dated January 13, 2009 attached hereto as Exhibit 1.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Upon the consummation of the acquisition of UIB Group Limited (the "Acquisition"), Loeb sold to the Issuer, 293,415 Ordinary Shares of the Issuer for US$8.15/share (pursuant to previously disclosed potential arrangements as described in the Issuer’s Form 6-K dated January 12, 2009, as amended January 15, 2009 (the "Form 6-K")).    Loeb sold to the Issuer an additional 116,000 Ordinary Shares at the same price.  The Closing of such purchases took place within one day after the consummation of the Acquisition.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 – Form of Stock Purchase Agreement dated January 13, 2009, by and between the Issuer and LAM and all affiliated entities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT, LLC

Date: February 2, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: February 2, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE FUND LTD.

Date: February 2, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, LLC, G.P.

Date: February 2, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: February 2, 2009	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

Exhibit 1

FORM OF

ORDINARY SHARE PURCHASE AGREEMENT

ORDINARY SHARE PURCHASE AGREEMENT, dated January 13, 2009, by and between the selling parties listed on the signature pages hereto (each a “Seller” and together the “Sellers”), and ChinaGrowth North Acquisition Corporation, a Cayman Islands corporation (the “Buyer” or the “Company”)(the “Agreement”). Buyer and the Sellers are sometimes hereinafter collectively referred to as the “Parties”.

WHEREAS, each Seller is the legal and beneficial owner of the number of ordinary shares listed opposite its name on the signature pages hereto (the “Securities”), par value U.S.$0.001 per share (the “Ordinary Shares”), of the Company; and

WHEREAS, in consideration of the purchase price and for other good and valuable consideration, each Seller desires to transfer and sell to Buyer all right, title and interest in the Securities and Buyer desires to purchase all such right, title and interest in the Securities (the “Sale”);

NOW THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Sale of Securities.

(a)       Securities to be Acquired. At the Closing (as defined below), each Seller shall transfer and sell to Buyer, and Buyer shall purchase from each Seller, the Securities listed opposite its name, for the Purchase Price hereinafter set forth.

(b)       Purchase Price. Buyer hereby agrees to deliver to each Seller at the Closing an amount equal to U.S.$8.15 per Ordinary Share, collectively totaling Two Million Three Hundred Ninety One Thousand Three Hundred and Thirty Two dollars and Twenty cents (U.S.$2,391,332.25), which funds shall be delivered to each Seller as each Seller shall direct.

(c)       After-Acquired Securities. Buyer and Sellers agree that Sellers shall have the collective right (but not obligation), to deliver for purchase to Buyer up to an additional 315,028 Ordinary Shares (in addition to the 293,415 shares contemplated by 1(a) and 1(b)) and Buyer shall pay U.S.$8.15 per such additional Ordinary Share (such additional Ordinary Shares to be purchased by Buyer, the “After-Acquired Securities” and the collective amounts payable pursuant to this Section 1, the “Purchase Price”). Such After-Acquired Securities shall by sold at the Closing as contemplated by Section 4.

2.         Representations and Warranties of Seller. Each Seller hereby represents and warrants to Buyer, which representations and warranties shall survive the Closing, the following:

(a)       The Securities and the After-Acquired Securities (if delivered pursuant to section 1(c) of this Agreement) will at the Closing be, owned by each Seller free and clear of all liens, claims and encumbrances of any kind that would restrict consummation of the transactions contemplated by this Agreement.

(b)       The Sellers collectively have the right to vote at least 293,415 Ordinary Shares at the extraordinary general meeting of shareholders to be held on January 21, 2009 (the “Special Meeting”), and Seller will use its commercially reasonable efforts, without any obligation to (i) incur any more than a de minimis expense and (ii) request a proxy from another party unless the Seller knows the identity of the beneficial owner of such shares, to obtain the right to vote any After-Acquired Securities.

(c)       This Agreement is the valid and binding obligation of each Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each Seller has full authority to enter into and consummate this Agreement and no third party consent is required.

(d)       Each Seller is a sophisticated investor with the appropriate knowledge to evaluate and negotiate the Sale, and has voluntarily elected to sell the Securities and the After-Acquired Securities.

(e)       Each Seller represents that both the amount of Securities and the After-Acquired Securities and the per share purchase price were negotiated figures by the parties and that the terms and conditions by the parties of this Agreement may differ from arrangements entered into with other holders of Ordinary Shares.

3.         Representations and Warranties of Buyer. The Buyer hereby represents and warrants to each Seller, which representations and warranties shall survive the Closing, the following:

(a)       Buyer is duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b)       Buyer has all requisite authority to execute, deliver and perform under this Agreement and the execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary action of Buyer.

(c)      Upon execution and delivery of this Agreement by Buyer, this Agreement is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(d)       The execution, delivery and performance of this Agreement by Buyer will not conflict with or result in the breach of any term of, or violate or constitute a default under, any law, charter provision or under any material agreement, to which Buyer is a party or by which Buyer is in any way bound.

(e)       No third party consents or approvals are required on the part of Buyer in connection with the transactions contemplated by this Agreement.

4.	Closing.

(a)       Time; Place; Outcome. The closing of the sale of the Securities (the “Closing”) will take place no later than one business day following consummation of the Acquisition (as defined below), which Buyer represents shall occur within one business day following the Special Meeting. At the Closing, Seller shall cause the Securities and the After-Acquired Securities to be transferred in electronic form via book entry transfer in a delivery versus payment transfer to the Buyer’s account maintained by the Buyer’s broker at The Depository Trust Company (“DTC”) and Buyer shall deliver, without withholding or offset, the funds representing the Purchase Price as directed by Sellers to Sellers. Upon (i) delivery to and receipt by DTC (and registration of DTC as the registered owner) of the Securities and the After-Acquired Securities to by purchased by the Buyer under this Agreement; (ii) payment by the Buyer of the Purchase Price in accordance with the terms of this Agreement; and (iii) indication by DTC in its records by book entry that such Securities and the After-Acquired Securities (if delivered pursuant to section 1(c) of this Agreement) have been credited solely to a securities account of Buyer at DTC, Buyer will have acquired a valid security entitlement thereto and, to the extent governed by the Uniform Commercial Code, an action based on an adverse claim thereto may not be asserted against Buyer, assuming that DTC has no notice of an adverse claim to such Securities and the After-Acquired Securities and Buyer has no notice of an adverse claim to such security entitlement.

(b)       Conditions Precedent to Buyer’s Obligations. The obligations of the Buyer at the Closing shall be subject to the satisfaction or waiver by Buyer on or prior to the Closing of the following conditions precedent:

(i)        Representations and Warranties/Performance. The representations and warranties by Seller in Section 2 hereof shall be true and accurate in all material respects on and as of the Closing. Seller shall have performed and complied in all material respects with all agreements contained herein prior to or at the Closing.

(ii)       Consummation of Acquisition. The acquisition by the Company of UIB Group Limited (the “Acquisition”) shall have been consummated.

(c)       Conditions Precedent to Seller’s Obligations. The obligations of each Seller at Closing shall be subject to the satisfaction or waiver by each Seller, on or prior to the Closing, of the following conditions precedent:

(i)       Representations and Warranties/Performance. The representations of and warranties by the Buyer in Section 3 hereof shall be true in all material respects on and as of the Closing. Buyer shall have performed and complied with in all material respects with all agreements contained herein prior to or at the Closing.

(ii)       Transmission of Funds. In conjunction with the consummation of the Acquisition, the Company will submit irrevocable instructions directing that proceeds are (i) released directly to the Sellers in an amount necessary to satisfy the Purchase Price and (ii) released to Sellers’ attorneys in accordance with Section 5(h) below.

(d)       At any time and from time to time after the Closing, the Parties shall duly execute and deliver to the extent reasonably required by the other parties, or cause to be taken, all such further assignment and documents, and shall take such other action consistent with the terms of this Agreement to carry out the transactions contemplated by this Agreement.

5.	Miscellaneous.

(a)       Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all previous verbal and written agreements.

(b)       Notices. All notices under this Agreement shall be in writing and delivered in person or mailed by certified mail, postage prepaid, addressed to the Parties at the addresses set forth on the signature pages hereto, or any new address designated in like manner by any party hereto.

(c)       Waiver. No delay or failure by either party to exercise any right under this Agreement, and no partial or single exercise of such right, shall constitute a waiver of that or any other right.

(d)       Survival of Agreements. All agreements, covenants, representations and warranties contained herein shall survive the execution and delivery of this Agreement.

(e)       Events of Termination. This Agreement may be terminated at any time before the purchase of the Securities by mutual written consent of the Parties.

(f)        Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

(g)       Waiver of Jury Trial. EACH OF THE COMPANY AND EACH SELLER HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(h)       Sellers’ Legal Fees. The Company hereby agrees to pay U.S.$7,500.00 to Sellers’ attorneys in connection with the negotiation of this Agreement whether or not the Acquisition is consummated. These legal fees shall be payable upon the earlier of (i) the Closing as described in Section 4(c) above or (ii) upon liquidation of the Company’s trust account. The Company hereby further agrees to pay Sellers’ legal fees and expenses in connection with enforcement of Sellers’ rights under this Agreement.

(i)        Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of Parties and their respective successors and assigns.

(j)        Execution and Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such facsimile copy shall be treated as an original.

(k)       Trust Fund Waiver. The Company has approximately $40,181,685 (as of November 30, 2008) in a trust fund for the benefit of its public stockholders (the “Trust Fund”), invested in U.S. government securities in a trust account at JPMorgan Asset Management (Europe) (the “Trust Account”), held in trust by American Stock Transfer & Trust Company (the “Trustee”) pursuant to an Investment Management Trust Account Agreement between the Company and Trustee (the “Trust Agreement”). Seller hereby irrevocably waives any and all claims it may have, now or in the future against the Trust Fund (prior to the consummation of the Acquisition), and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that each Seller shall maintain any rights it possesses as a shareholder of the Company during the period for which it continues to own Ordinary Shares of the Company, including its right to receive its proportion of its respective equity interest in the Trust Fund in the event that the Company is subsequently liquidated and dissolved.